Exhibit 99.2

M E M O R A N D U M

To:	All Orbital ATK Employees

From:	David W. Thompson

Date:	18 September 2017

Subject:	Orbital ATK to Combine With Northrop Grumman

This morning, we announced that Orbital ATK and Northrop Grumman have reached a definitive agreement under which our company will be acquired by, and become a new business sector of, Northrop Grumman.  The transaction is expected to close in the first half of next year after a series of shareholder and regulatory approvals have been secured.  Until that time, Orbital ATK will continue to operate as a separate, independent company, focused on maintaining strong operational performance for our customers and continuing to build the foundations for our future growth.

Following an initial approach by Northrop Grumman earlier this year, Orbital ATK’s Board of Directors and executive management team carefully weighed the pros and cons of combining with a larger company or remaining independent.  As a part of these deliberations, we took full account of the tremendous accomplishments of our employees over many years and, in particular, the great progress all of you have made since our merger two and a half years ago.  In fact, it was in large measure a result of the company’s recent achievements and future potential that Orbital ATK became a very attractive acquisition candidate.  In ultimately deciding to move forward with the combination, we are all especially pleased that Northrop Grumman, the “Gold Standard” of large aerospace and defense companies, is to be our partner.

Many of you are already familiar with Northrop Grumman, and in fact we work together today on several important aircraft and space programs.  Like Orbital ATK, Northrop Grumman is a global aerospace and defense manufacturer with U.S. and international customers.  Like our company, they are a technology pioneer with a strong emphasis on innovation.  And like us, they are an organization of the highest integrity and ethics and with steadfast commitments to their people and communities.

Today, Northrop Grumman develops, builds and provides piloted and autonomous aircraft; satellites and space payloads; communications, sensors, and surveillance systems; cybersecurity programs and other advanced defense systems; and logistics and modernization services to government and commercial customers.  Its revenues this year are projected to be about $25 billion and it employs approximately 67,000 people; it is headquartered in Falls Church, Virginia, some 15 miles from our own headquarters at Dulles.

45101 Warp Drive, Dulles, VA 20166    •    703-406-5000

From Orbital ATK’s standpoint, I am convinced that this strategic combination will be very good for our people, our customers and our investors.  For our employees, it will provide substantially increased technical and financial resources to allow us to pursue exciting new space and defense opportunities that require greater industrial scale and depth than we currently possess.  As a new business sector within Northrop Grumman, our operating groups — Flight Systems, Defense Systems and Space Systems — will remain intact, as will our operating management, group and division workforces, and R&D and production facilities.  This combination also will greatly expand career options for our employees as part of a larger, more diverse enterprise.  And it will not affect our existing compensation, health care, retirement and other key benefit plans in 2017 or 2018.

For our customers, the Northrop Grumman/Orbital ATK combination will allow us to access a wider range of advanced technologies, engineering capabilities and manufacturing resources that should result in increased performance and enhanced competitiveness for our current systems and products.  We will also continue our development activities on an array of new products, from larger launch vehicles, to advanced ammunition and precision weapons, to satellite servicing systems that have stimulated strong customer interest.  Furthermore, we will retain our long-standing commitments to all our merchant supplier relationships, which will continue to be an important part of our business after the acquisition.

Finally, for our investors (including many employees who are also stockholders), the combination will generate truly compelling financial results.  In particular, it reflects a total shareholder return, from price appreciation and dividends, of more than 120% during the three years from the Orbital ATK merger’s completion in early 2015 to the expected closing early next year.  Looked at another way, the acquisition price of $134.50 per share represents a 25% premium compared to our stock’s average trading levels during the last 30 days and, together with our net debt, values the company at about $9.2 billion.

I expect that you will have questions about a variety of topics, ranging from what complementary technologies and capabilities Northrop Grumman may provide to enhance our existing and emerging programs, to how our business systems and processes may evolve as we become a new sector of their enterprise, to when new career opportunities within the larger company may be available to our employees.  We plan to conduct a series of management meetings and employee briefings around the company in the months ahead, answering as many of these questions as possible and giving you greater insight into some of the leading-edge programs underway at Northrop Grumman.

In conclusion, I am personally very excited about what this combination will mean for our employees, our communities and our country.  I am certain that, as an integral part of Northrop Grumman, the people of Orbital ATK will make even more far-reaching contributions to national defense, scientific discovery and economic growth, expanding our workforce’s well-earned reputation for innovation, reliability and affordability for decades to come.

Additional Information

In connection with the proposed acquisition of Orbital ATK by Northrop Grumman, Orbital ATK will file with the U.S. Securities and Exchange Commission (SEC) and mail or otherwise provide to its stockholders a proxy statement regarding the proposed transaction. Investors and security holders are urged to read the proxy statement and other documents relating to the acquisition when they become available, because they will contain important information about the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement and other documents that Orbital ATK files with the SEC (when available) from the SEC’s website at www.sec.gov and Orbital ATK’s website at www.orbitalatk.com. In addition, the proxy statement and other documents filed by Orbital ATK with the SEC (when available) may be obtained from Orbital ATK free of charge by directing a request to Orbital ATK, Inc., Corporate Secretary, 45101 Warp Drive, Dulles, Virginia, 20166, telephone: (703) 406-5000.

Participants in the Solicitation

Orbital ATK and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from Orbital ATK’s stockholders with respect to the proposed acquisition of Orbital ATK by Northrop Grumman. Security holders may obtain information regarding the names, affiliations and interests of such individuals in Orbital ATK’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on April 28, 2017, and its definitive proxy statement for the 2017 annual meeting of stockholders, which was filed with the SEC on June 23, 2017. Additional information regarding the interests of such individuals in the proposed acquisition of Orbital ATK by Northrop Grumman will be included in the proxy statement relating to such acquisition when it is filed with the SEC. These documents may be obtained free of charge from the SEC’s website at www.sec.gov and Orbital ATK’s website at www.orbitalatk.com.